Filed by Netfin Holdco pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp. (File No. 001-39008)

Commission File No. for the Related Registration Statement: 333-248486

Triterras announces agreement with the world’s leading insurance broker, Marsh to offer digitized access to credit insurance

Singapore September 23, 2020 - Triterras Fintech, a leading fintech company for commodity trading and trade finance, today announced its agreement with Marsh (Singapore) to offer credit insurance through a digitally streamlined process on its Kratos platform.

With over 35,000 colleagues operating in more than 130 countries, Marsh is a global leader in insurance broking and risk management, serving commercial and individual clients with data driven risk solutions and advisory services.

The Kratos insurance module comes as a timely solution as businesses look for digital tools to deal with the paradigm shift brought about by COVID-19. Through the module, Kratos’ commodity traders can now have access to leading insurers, initiate inquiries, get quotes, and sign up for insurance coverage directly on the platform.

“Our agreement with Marsh to provide our traders with digitized access to credit insurance is an exciting development for Kratos,” said Mr. Srinivas Koneru, Triterras Fintech Chairman and CEO. “We believe this module will further enhance the user experience on our platform.”

“The insurance industry will be transformed by digital technologies. Marsh expects the industry to embrace digital transformation to improve operations efficiency, enhance customer relationships and outpace competition,” Ms. Iris Teo, CEO of Marsh Singapore commented.

About Triterras Fintech

Triterras Fintech is a leading fintech company focused on trade and trade finance. It launched and operates Kratos—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online.

Triterras Fintech executed an agreement to become a public company listed in the United States through a business combination with Netfin Acquisition Corp. (Nasdaq: NFIN, NFINW). The transaction, which is expected to close in Q4 2020, would provide Triterras Fintech the strategic capital to further accelerate its growth. For more information, please visit triterras.com or email us at contact@triterras.com.

About Marsh

Marsh is the world’s leading insurance broker and risk adviser. With over 35,000 colleagues operating in more than 130 countries, Marsh serves commercial and individual clients with data driven risk solutions and advisory services. Marsh is a business of Marsh & McLennan Companies (NYSE: MMC), the leading global professional services firm in the areas of risk, strategy and people. With annual revenue approaching US$17 billion and 76,000 colleagues worldwide, MMC helps clients navigate an increasingly dynamic and complex environment through four market-leading businesses: Marsh, Guy Carpenter, Mercer, and Oliver Wyman. Follow Marsh on Twitter @MarshGlobal; LinkedIn; Facebook; and YouTube, or subscribe to BRINK.

About Netfin Acquisition Corp.

Netfin Acquisition Corp. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, focused on the financial technology, technology and financial services industries, including businesses engaged in commercial, online and mobile banking and payments, trade finance and telecommunications, that offer a differentiated technology platform and product suite for interfacing with the financial services sector. For more information, visit netfinspac.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin’s and Triterras Fintech’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s and Triterras Fintech’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin or Triterras Fintech following the announcement of the business combination; (2) the inability to complete the business combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the definitive agreement relating to the business combination (the “Business Combination Agreement”); (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to meet Nasdaq’s listing requirements following the business combination; (5) the impact of COVID-19 on Netfin or Triterras Fintech; (6) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Netfin, Triterras Fintech or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the Registration Statement (as defined below), and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Netfin Holdco, a Cayman Islands exempted company (“Holdco”), has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Netfin’s shareholders in connection with Netfin’s solicitation of proxies for the vote by Netfin’s shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Triterras Fintech to be issued in the business combination. Netfin’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials contain important information about the parties to the Business Combination Agreement, Netfin and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Netfin’s shareholders as of a record date to be established for voting on the business combination and other matters as described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in Netfin’s Registration Statement on Form S-1, which was filed with the SEC on July 19, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Triterras Fintech Contact:

Jim Groh
(678) 237-7101

Netfin Investor Relations Contact:

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

NFIN@gatewayir.com

Netfin Company Contact:

Marat Rosenberg, Founder & President

(972) 757-5998